Exhibit 99.1

Americas Gold and Silver Announces Election of Directors and Annual and Special Meeting Voting Results

TORONTO--(BUSINESS WIRE)--June 30, 2022--Americas Gold and Silver Corporation (“the “Company”) (TSX:USA; NYSE American: USAS) is pleased to announce that the nominees listed in the management proxy circular dated May 17, 2022 (the “Circular”) for the Company’s annual and special meeting of Shareholders held June 29, 2022 (the “Meeting”) were elected as directors of the Company at the Meeting and to welcome Christine Carson to the Board of Directors. Detailed results of the vote for the election of directors held at the Meeting yesterday in Toronto as well as the results for other matters voted on at the Meeting are set out below.

“We welcome Christine to the Board of Directors and look forward to benefitting from her experience and entrepreneurship” stated Darren Blasutti, President and CEO. “Christine brings a wealth of pragmatic, corporate governance expertise and is expected to immediately enhance the overall governance of the Company.”

Ms. Carson is the sole founder and CEO of Carson Proxy Advisors Ltd., a proxy solicitation firm that specializes in executing shareholder communications, proxy solicitation and corporate governance strategies for Canadian public companies. She has spent over 20 years advising publicly traded companies on a wide variety of special situations and issues, including proxy battles, hostile take overs, M&A, consent solicitations, corporate governance, executive compensation, and shareholder proposals. She has counseled numerous Boards of Directors, CEOs, corporate secretaries, corporate counsels, investor relations professionals and has spoken at industry conferences on the complexities of influencing shareholder voting in Canada.

Prior to founding Carson Proxy, Ms. Carson was involved in establishing two successful proxy solicitation firms and a Transfer and Trust Company in Canada.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Alex Davidson	58,016,850	98.35%	971,231	1.65%
Darren Blasutti	55,941,503	94.84%	3,046,578	5.16%
Christine Carson	57,998,797	98.32%	989,284	1.68%
Alan Edwards	58,091,564	98.48%	896,518	1.52%
Bradley R. Kipp	58,072,700	98.45%	915,381	1.55%
Gordon Pridham	58,069,684	98.44%	918,397	1.56%
Manuel Rivera	58,027,520	98.37%	960,561	1.63%
Lorie Waisberg	57,968,960	98.27%	1,019,121	1.73%

At the Meeting, the following resolutions as set out in the Circular, were passed as ordinary resolutions of the Company’s shareholders (i) fixing the number of directors on the Company’s Board at eight persons; (ii) appointing PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration; (iii) re-approving of the Company’s Deferred Share Unit Plan, as amended by the amendments all as more particularly described in the Circular; (iv) re-approving of Company’s Restricted Share Unit Plan and (v) re-approving of the Company’s Stock Option Plan.

The results of these matters considered at the Meeting are reported in the Report of Voting Results as filed on SEDAR (www.sedar.com) on June 30, 2022.

A total of 75,271,089 the Company’s common shares were voted, representing 41.69% of total shares issued and outstanding as at the record date for the Meeting.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503